 Exhibit 99.2

  NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are invited to Denison Mine Corp.’s Annual General Meeting of Shareholders.

When	Where
Thursday, May 2, 2019 9:00 a.m. Reception 9:30 a.m. Meeting	The offices of Blake, Cassels & Graydon LLP 199 Bay Street Suite 4000 Commerce Court West Toronto, Ontario M5L 1A9

The purpose of the Meeting is:

(a) to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2018, along with the auditor’s report on the statements;

(b) to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor;

(c) to elect nine directors to the Board for the upcoming year;

(d) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and

(e) to transact such other business as may properly come before the Meeting.

Your vote is important. If you held shares in Denison Mines Corp. on March 13, 2019, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

This notice is accompanied by the Management Information Circular which describes who can vote, how to vote, and what the Meeting will cover.

The 2018 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2018, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov/edgar or by request to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1.

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website at www.denisonmines.com. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

2019 DENISON NOTICE OF MEETING

The Meeting materials will be available on the Company’s website on March 26, 2019 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar on March 26, 2019.

Shareholders who wish to receive paper copies of the Meeting materials prior to the meeting may request copies from the Company by calling 1-888-689-7842 or by sending an email to info@denisonmines.com no later than April 23, 2019.

If you are not able to attend the Meeting, please vote by using the proxy form or voting instruction form included with the “notice and access” notification and return it before 9:30 a.m. (Eastern Time) on April 30, 2019 in accordance with the instructions provided.

Yours truly,

David Cates
Director, President & Chief Executive Officer
Dated March 20, 2019

 2019 DENISON NOTICE OF MEETING